UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_____________________________________________________________________

FORM 1-U
CURRENT REPORT PURSUANT TO REGULATION A

August 10, 2018
(Date of Report (Date of earliest event reported))
COTTONWOOD MULTIFAMILY OPPORTUNITY FUND, INC.
(Exact name of issuer as specified in its charter)

Maryland	38-4006444
(State or other jurisdiction of incorporation or organization)	(I.R.S. employer identification number)

_____________________________________________________________________

6340 South 3000 East, Suite 500
Salt Lake City, Utah 84121
(Full mailing address of principal executive offices)

(801) 278-0700
(Issuer’s telephone number, including area code)
_____________________________________________________________________

Common Stock
(Title of each class of securities issued pursuant to Regulation A)
_____________________________________________________________________

Item 1. Fundamental Changes

Acquisition of Land and Joint Venture Formation

On August 10, 2018, Cottonwood Multifamily Opportunity Fund, Inc. (“we,” “our” or “us”) acquired an interest in land for development through our membership interest in Cottonwood Sugar House, LLC (the “Sugar House Joint Venture”), a joint venture with CW Sugar House JV, LLC (the “Joint Venture Partner”). The Joint Venture Partner is a joint venture between Cottonwood Residential O.P., LP (“CROP”) and Sentinel Real Estate Services, LLC (“Sentinel”), an unaffiliated third-party developer, in which Sentinel owns a 10% membership interest and CROP owns the remaining 90%. Refer to the heading Joint Ventures with Cottonwood Residential in our offering circular dated November 27, 2017 for a discussion of the terms and conditions of the Sugar House Joint Venture. For purposes of distributions from the Sugar House Joint Venture, we consider the Joint Venture Partner to be an Affiliated Developer.

The Sugar House Joint Venture purchased the land for development of Cottonwood at Sugar House Apartments on August 10, 2018, for $6.5 million. Pursuant to the joint venture agreement with the Joint Venture Partner we contributed $5.85 million to the Sugar House Joint Venture, which is 90% of the total equity capital commitment to purchase the land. The total expected development cost of Cottonwood at Sugar House Apartments is $54.5 million, with total expected equity capital contributions of $19.1 million (including an equity commitment from us of $17.2 million, assuming our investment continues to comprise 90% of the Sugar House Joint Venture). Refer to the Form 1-U dated June 27, 2018 for information regarding this multifamily apartment development.

In conjunction with the land purchase, the Sugar House Joint Venture entered into a development services agreement with the Joint Venture Partner. Pursuant to the development services agreement the Joint Venture Partner will develop the project and receive a base development fee in the amount of 3% of total approved Hard Costs (as defined in the agreement) and a developer fee costs savings based on the difference between actual costs incurred and the initial budget in an amount not to exceed 1.5% of Project Hard Costs (as defined in the agreement).

Exhibits

Ex.	Name
6.1	COTTONWOOD SUGAR HOUSE, LLC AGREEMENT AND AMENDMENTS
6.2	PURCHASE AND SALE AGREEMENT
6.3	DEVELOPMENT SERVICES AGREEMENT

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COTTONWOOD MULTIFAMILY OPPORTUNITY FUND, INC.

By:	/s/ Gregg Christensen
Name:	Gregg Christensen
Title:	Executive Vice President, Secretary & General Counsel

Date:   August 16, 2018